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                             June 18, 2024

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed June 18, 2024
                                                            File No. 001-39336

       Dear Amro Albanna:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your response to prior comment 3 and reissue. Your Form 8-K filed December
                                                        26, 2023 indicates that
you entered the Exchange Agreement in connection with the
                                                        Merger Agreement making
it appear that the Exchange Agreement is not separate and
                                                        apart from the Merger
Agreement. Please revise your preliminary proxy statement to provide the disclosures
required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as
applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with a more
detailed analysis supporting why such disclosure is not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.
 Amro Albanna
Aditxt, Inc.
June 18, 2024
Page 2



                                 Sincerely,
FirstName LastNameAmro Albanna
                                 Division of Corporation Finance
Comapany NameAditxt, Inc.
                                 Office of Life Sciences
June 18, 2024 Page 2
cc:       Sean Reid, Esq.
FirstName LastName